Securities and Exchange Commission
                           Washington, D.C.

                              FORM N-54C

         NOTIFICATION OF WITHDRAWAL OF ELECTION TO BE SUBJECT
             TO SECTIONS 55 THROUGH 65 OF THE INVESTMENT
         COMPANY ACT OF 1940 FILED PURSUANT TO SECTION 54(c)
                 OF THE INVESTMENT COMPANY ACT OF 1940

     The undersigned business development company hereby notifies the Securities and Exchange Commission that it withdraws its election to be subject to Sections 55 through 65 of the Investment Company Act of 1940 (the "Act"), pursuant to the provisions of Section 54(c) of the Act, and in connection with such notice of withdrawal of election submits the following information:

                         Name:  The Americas Growth Fund,
                                Inc.
 Address of Principal Business  701 Brickell Avenue, Suite
                       Office:  2000

                                Miami, Florida  33131
             Telephone Number:  (305) 374-3575

        File Number under the
    Securities Exchange Act of
                         1934:  0-24432

     The Americas Growth Fund, Inc. (the "Company") has merged into JWGenesis Financial Services, Inc. ("JWGFS"). JWGFS, the surviving corporation in the merger, is a financial services holding company that is not an investment company.

     Pursuant to the requirements of the Act, the undersigned Company has caused this notification of withdrawal of election to be subject to Sections 55 through 65 of the Act to be duly signed on its behalf in the city of Weston and state of Florida effective as of the 18th day of December, 1998.

                              THE AMERICAS GROWTH FUND, INC.

          [SEAL]

                              By:  /s/ Leonard J. Sokolow
                                   Leonard J. Sokolow, President
ATTEST:


By:   /s/ Sanford Cohen
Sanford Cohen,  Secretary